Mail Stop 0407

      							May 10, 2005

Via U.S. Mail and Fax
Mr. Robert J. Rueckl
Chief Financial Officer
Zomax Incorporated
5353 Nathan Lane
Plymouth, MN 55442

	RE:	Zomax Incorporated
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005
		File No. 000-28426

Dear Mr. Rueckl:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Summary of Significant Accounting Policies

	Royalties, page 24

1. Present the $2.7 million reduction in accrued 2002 royalties, recorded in 2003, as a separate line item in your income statement.

2. Disclose your policies for accruing potential royalties and quantify in the policy footnote the amounts expensed in each of the past three years and the total amount accrued as of year-end for potential and any unasserted royalty obligations. You should also disclose management`s estimate of the amount of any reasonably possible royalty liabilities that have not been accrued. Please explain your policies for recognizing royalty expenses and liabilities, and refer us to the GAAP literature that you are relying upon. In addition, please explain to us why the terms of the renegotiated royalty agreement impacted the amounts accrued for other known or potential royalties.

Note 12.  Quarterly Financial Data, page 34

3. We note that the restatement discussed on page 36 had a material negative impact on your operating loss and net earnings (loss) for the quarters ended in March, June and September of 2004. As such, please file an amended form 10-Q for each of the quarters ended
March
26, 2004, June 25, 2004 and September 24, 2004.

*    *    *    *

      As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Adam Washecka, Staff Accountant, at (202)
551-
3375 or Robert S. Littlepage, Jr., Accounting Branch Chief, at
(202)
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director




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Mr. Robert J. Rueckl
Zomax Incorporated
May 10, 2005
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